EXHIBIT 99.1

News for Immediate Release

Electrovaya Reports Second Quarter FY2024 Financial Results

$1.5 million in Adjusted EBITDA1, bringing the trailing 12 month Adjusted EBITDA1 to $5.8 million

Revenue of $10.7 million and Gross Margins improved by 1240 basis points year over year to 35%

Operating profit of $0.7 million with positive cash flow from operations for the quarter

Toronto, Ontario – May 14, 2024 – Electrovaya Inc. (“Electrovaya” or the “Company”) (Nasdaq: ELVA, TSX: ELVA), a leading lithium-ion battery technology and manufacturing company, today reported its financial results for the second quarter fiscal year ended March 31, 2024 (“Q2 FY2024”). All dollar amounts are in U.S. dollars unless otherwise noted.

“Electrovaya continues to make great strides in strengthening our business, including a new supply agreement with Sumitomo Corporation Power and Mobility (“SCPM”), a 100% owned subsidiary of Sumitomo Corporation, improved non-dilutive working capital availability and progress with regards to technology developments and cost optimizations,” said Dr. Raj DasGupta, Electrovaya’s CEO. “ We delivered significant improvement in profitability and margins, despite less revenue growth than anticipated due to delays driven solely by our customers. Our foundations are now in place to ensure continued and stronger financial performance going forward. In our business, there can be uncertainty with respect to delivery dates of our battery systems as customer sites are often newly constructed and are thus subject to potential delays. Nonetheless, we continue to see increasing reception for our products with major Fortune 100 customers. We expect our revenue growth to accelerate in the second half of this fiscal year and into our next fiscal year.

“The Infinity Battery Technology stands, in my opinion, as the best battery technology for heavy duty and mission critical applications. While we continue to see strong growth opportunities in our core material handling and robotics verticals, we are also seeing increased interest in other sectors. During the last few months, we have engaged in multiple projects in the defense sector and are seeding new interest in construction and mining equipment applications. With regards to construction equipment OEMs, we have been selected by one Japanese OEM, through our agreement with SCPM, to supply a mass production start in 2026. We also continue to see interest from the electric bus and truck sectors and are in two research and development programs with major OEMs.”

John Gibson, Electrovaya’s CFO commented, “Q2 FY2024 demonstrated a significant improvement to our margins leading to an adjusted EBITDA1 of $1.5 million and an operating profit of $0.7 million.  In February 2024, to support business growth, the Company increased its non-dilutive working capital debt facility size to C$22million from C$16million from our existing lender.  In parallel, good progress is also being made with our project financing goals to support our Jamestown New York gigafactory build out.”

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1 Non-IFRS Measure: Adjusted EBITDA is defined as profit/(loss) from operations , plus finance costs, stock based compensation and depreciation. Adjusted EBITDA does not have a standardized meaning under IFRS. Therefore it is unlikely to be comparable to similar measures presented by other issuers. Management believes that certain investors and analysts use adjusted EBITDA to measure the performance of the business and is an accepted measure of financial performance in our industry. It is not a measure of financial performance under IFRS, and may not be defined and calculated in the same manner by other companies and should not be considered in isolation or as an alternative to Income (loss) from operations.

The Company included with its financial results a notice to reader disclaimer due to the review engagement not being completed in time to meet the filing deadline. The reviewer identified an opening balance currency translation adjustment from fiscal year 2022 pertaining to the change in functional currency that requires further analysis.

Financial Highlights:

•	Revenue increased to $10.7 million, compared to the restated $8.5 million for the quarters ended March 31, 2024, and 2023 respectively, an increase of $2.2 million or 26%. The Company had over $1.2 million within finished goods at the end of the quarter.

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Gross margin increased to $3.7 million, compared to $1.9 million for the quarter ended March 31, 2024, and 2023 respectively, an increase of $1.8 million or 96%. The gross margin percentage was 34.8% for the quarter ended March 31, 2024, compared to 22.4% in the prior year.

•	Operating profit increased to $0.7 million, compared to an operating loss of $0.6 million for the quarter embed March 31, 2024, an improvement of $1.4 million or 203%.

•	For the quarter ended March 31, 2024, the Adjusted EBITDA[1] was $1.5 million. Adjusted EBITDA[1] percentage for the quarter improved to 14% compared to -3% for the quarter ended March 31, 2023.

•	For the trailing 12 months, Adjusted EBITDA[1] is $5.8 million on revenue of $49.9 million, an EBITDA percentage of 11.5%.

Business Highlights:

•	On February 14, 2024, the Company announced that it had increased its credit facility from C$16 million to C$22 million with uncommitted accordions up to C$4 million to increase the facility to C$26 million in the future.

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On March 11, 2024, the Company announced that its latest generation of battery systems had been integrated and tested with two leading providers of wireless chargers and had successfully demonstrated wireless charging capabilities that achieve performance metrics similar to that of wired chargers.

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On April 29, 2024, the Company announced that it had established a supply agreement with SCPM, a 100% owned subsidiary of Sumitomo Corporation. The supply agreement initially covers the supply of battery modules to leading Japanese construction equipment manufacturers. The Company has thus far been selected by one major Japanese construction equipment manufacturer to be supplied through the SCPM supply agreement.

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•	In May 2024, the Company signed a Contribution Agreement with a Canadian Federal Government funding agency, for C$2 million in funding to support manufacturing improvements at its Mississauga production facility.

•	The Company is continuing negotiations with both government and private lenders to support planned investments in Jamestown, New York.

•	During the quarter, the Company commenced research and development efforts with two major bus manufacturers for next generation electric bus applications.

•	The Company continued to make progress with research and development activities relating to its solid-state battery efforts and plans to provide a further update during its Battery Technology and Investor day on June 12, 2024.

Positive Financial Outlook & Fiscal 2024 Guidance:

The Company continues to anticipate revenue of approximately $65-75 million for the fiscal year ending September 30, 2024 (“FY 2024”). Approximately $20 million of this anticipated revenue is dependent on customers’ new distribution center sites. Any delays in the startup of these sites may lead to a proportion of revenue moving into the subsequent fiscal year. The Company expects to have further clarity on firm delivery dates for these sites over the next several months.

The annual revenue forecast takes into consideration revenue from already delivered orders, the Company’s current purchase order backlog, which as of May 13, 2024 is over $43 million, in addition to anticipated new orders based on historical patterns and additional demand communicated to the Company, but not yet provided as a purchase order. This guidance is subject to change and is made barring any unforeseen circumstances. See “Forward-Looking Statements”.

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Selected Annual Financial Information for the Quarter ended March 31, 2024 and 2023

Results of Operations

(Expressed in thousands of U.S. dollars)

Adjusted EBITDA1

(Expressed in thousands of U.S. dollars)

1 Non-IFRS Measure: Adjusted EBITDA is defined as loss from operations, plus finance costs, stock-based compensation costs and depreciation. Adjusted EBITDA does not have a standardized meaning under IFRS.  We believe that certain investors and analysts use Adjusted EBITDA to measure the performance of the business and is an accepted measure of financial performance in our industry. It is not a measure of financial performance under IFRS, and may not be defined and calculated in the same manner by other companies and should not be considered in isolation or as an alternative to Income (loss) from operations.

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Summary Financial Position

(Expressed in thousands of U.S. dollars)

The Company’s complete Financial Statements, Management Discussion and Analysis and Annual Information Form for the fourth quarter and fiscal year ended September 30, 2023 are available at www.sedarplus.ca or on the Company’s website at www.electrovaya.com.

Conference Call details:

•	Date: Monday, May 14, 2024
•	Time: 8:am Eastern Time (ET)
•	Toll Free: 888-506-0062
•	International: 973-528-0011
•	Participant Access Code: 427679
•	Webcast URL: https://www.webcaster4.com/Webcast/Page/2975/50573

To help ensure that the conference begins in a timely manner, please dial in 10 minutes prior to the start of the call.

For those unable to participate in the conference call, a replay will be available for two weeks beginning on May 14, 2024 through May 28, 2024. To access the replay, the dial-in number is 877-481-4010 and 919-882-2331. The replay access ID is 50573.

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com

905-855-4618

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Brett Maas

Hayden IR

elva@haydenir.com

646-536-7331

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements including statements relating to FY 2024 revenue and growth expectations, refinancing existing debt, the satisfaction of filing obligations in the United States, new product lines, new OEM partners, and an increased order backlog in FY 2024, business opportunities in 2025, progress on the development of the Company’s Jamestown assets, the deployment of the Company's products by the Company's customers and the timing for delivery thereof, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “possible”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Without limitation, statements with respect to the  FY2024 guidance, to the purchase and deployment of the Company's products by the Company's customers and users, and the timing for delivery thereof, customer delivery expectation changes, levels of expected sales and expected further purchases and demand growth, and development of facilities are based on an assumption that the Company's customers and users will deploy its products in accordance with communicated and contracted intentions and in accordance with trends observed by management, that the Company will be able to deliver the ordered products on a basis consistent with past deliveries, that future gross margins will reflect expected gross margins based on historical sales, the ability to increase prices to help maintain gross margins, ability to have production ramps of the Infinity Battery Technology Products in FY2024 to meet demand. Statements with respect to the ability to refinance debt are based on assumptions extrapolated from discussions with alternative lenders to the Company’s existing lender. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company's customers, economic conditions generally and their effect on consumer demand, labor shortages, inflation, supply chain constraints, and other factors which may cause disruptions in the Company's supply chain and Company's capability to deliver the products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2023 under “Risk Factors”, and in the Company's most recent annual Management's Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

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The expected revenue for FY 2024 described in this release constitutes future‐oriented financial information (“FOFI”), and is generally, without limitation, based on the assumptions and subject to the risks set out above under “Forward‐Looking Statements”. Although management believes such assumptions to be reasonable, a number of such assumptions are beyond the Company’s control and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. FOFI is provided for the purpose of providing information about management's current expectations and plans relating to the Company’s future performance, and may not be appropriate for other purposes.

The FOFI does not purport to present the Company's financial condition in accordance with IFRS, and it is expected that there may be differences between expected results and actual results, and the differences may be material. The inclusion of the FOFI in this news release should not be regarded as an indication that the Company considers the FOFI to be a reliable prediction of future events, and the FOFI should not be relied upon as such.

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